Exhibit 99.2

Overseas Announcement –
Adoption of the 2025 Long Term Incentive Plan

HUTCHMED (China) Limited (“HUTCHMED”) notes the below text, which is from a voluntary announcement released to the Stock Exchange of Hong Kong Limited on March 14, 2025. The text relates to the adoption of the 2025 Long Term Incentive Plan with effect from April 24, 2025.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Alex Shaw	+44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Freddy Crossley / Rupert Dearden	+44 20 7886 2500

HSBC	Joint Broker
Simon Alexander / Alina Vaskina / Arnav Kapoor	+44 20 7991 8888

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHMED (China) Limited
和黃醫藥（中國）有限公司
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 13)

VOLUNTARY ANNOUNCEMENT

ADOPTION OF THE 2025 LONG TERM INCENTIVE PLAN

The current long term incentive plan of the Company will expire on April 24, 2025. On March 14, 2025, the Board approved the adoption of the 2025 LTIP. The 2025 LTIP is effective for the period commencing on the Adoption Date and expiring on the tenth anniversary of the Adoption Date, unless terminated earlier.

The purpose of the 2025 LTIP is to attract skilled and experienced personnel, to incentivize them to remain with the Group and to motivate them to strive for the future development and expansion of the Group by providing them with the opportunity to receive equity interests in the Company.

As the Awards under the 2025 LTIP will be satisfied by existing Shares to be purchased by the Trustee on-market and it does not involve the grant of new Shares or options over new Shares, the 2025 LTIP is not subject to the requirements of Rules 17.02 to 17.11 of the Listing Rules and its adoption is therefore not subject to approval by Shareholders in general meeting. Applicable disclosure requirements under Rule 17.12 of the Listing Rules relating to the 2025 LTIP and grant of awards under the scheme will be complied with as appropriate.

1.INTRODUCTION

The Company adopted its existing long term incentive plan on April 24, 2015, the term of which will expire on the tenth anniversary of the adoption date. On March 14, 2025, the Board has approved the adoption of the 2025 LTIP with effect from April 24,2025.

As the Awards under the 2025 LTIP will be satisfied by existing Shares to be purchased by the Trustee on-market and it does not involve the grant of new Shares or options over new Shares, the 2025 LTIP is not subject to the requirements of Rules 17.02 to 17.11 of the Listing Rules and therefore its adoption is not subject to approval by Shareholders in general meeting.  Applicable disclosure requirements under Rule 17.12 of the Listing Rules relating to the 2025 LTIP and grant of awards under the scheme will be complied with as appropriate.

2.SUMMARY OF THE PRINCIPAL TERMS OF THE 2025 LTIP

The following is a summary of the principal terms of the 2025 LTIP.

(a)Purpose

The purpose of the 2025 LTIP is to attract skilled and experienced personnel, to incentivize them to remain with the Group and to motivate them to strive for the future development and expansion of the Group by providing them with the opportunity to receive equity interests in the Company.

(b)Awards and Participants

Under the 2025 LTIP, awards in the form of contingent rights to receive either shares or cash payments may be granted to the Directors, directors of the Company’s subsidiaries and employees of the Group who the Board considers, in its absolute discretion, have contributed or will contribute to the Group.

(c)Administration

The 2025 LTIP will be subject to the administration of the Board. The Company may appoint a professional trustee (the “Trustee”) to assist with the administration and vesting of Awards granted pursuant to the 2025 LTIP. The Company may direct and procure the Trustee to make on-market purchases of Shares to be held by the Trustee pending the vesting of the Awards granted and which will be used to satisfy the Awards upon vesting. The Company shall provide sufficient funds to the Trustee by whatever means as the Board may in its absolute discretion determine to enable the Trustee to satisfy its obligations in connection with the administration and vesting of Awards granted pursuant to the 2025 LTIP.

(d)Term

The 2025 LTIP will be valid and effective for the period commencing on the Adoption Date and expiring on the tenth anniversary thereof or such earlier date as the 2025 LTIP is terminated (the “Term”), after which period no further Awards shall be offered or granted but the provisions of the 2025 LTIP will remain in full force and effect in all other respects and Awards granted during the Term shall continue to be valid in accordance with their terms of grant after the end of the Term.

(e)Grant of Awards

Subject to the terms of the 2025 LTIP and the Applicable Listing Rules, the Board may at any time during the Term make a grant to any Participant, as the Board may in its absolute discretion select. A grant will be made to a Participant by notice (the “Notice of Grant”) in such form as the Board may from time to time determine requiring the Participant to undertake to hold the Award(s) on the terms on which it is to be granted and to be bound by the terms of the 2025 LTIP and any other terms and conditions as contained in the Notice of Grant and shall remain open for acceptance by the Participant for such time to be determined by the Board, provided that no such grant shall be open for acceptance after the expiry of the Term or after the Participant to whom the Grant is made has ceased to be a Participant.

Awards may be granted on such terms as the Board, at its absolute discretion, may determine, provided such terms shall not be inconsistent with any other terms and conditions of the 2025 LTIP.  Such terms may include, among other things, (i) a minimum period before an Award will vest in whole or in part, (ii) a performance target that must be reached before an Award will vest in whole or in part and/or (iii) any other terms, all of which may be imposed (or not imposed) either on a case-by-case basis or generally.

Awards granted under the 2025 LTIP are subject to the provisions of any clawback policy adopted by the Company and as may be amended from time to time.

(f)Restrictions on Grants

No grant of Awards shall be made to, nor shall any grant of Awards be capable of acceptance by, any Participant at a time when the Participant would or might be prohibited from dealing in the Shares by the Applicable Listing Rules or by any other applicable laws, regulations or rules.

(g)Maximum Number of Shares Underlying the Awards

The scheme mandate limit (the “Scheme Mandate Limit”) refers to the total number of Shares that underlie the Awards granted pursuant to the 2025 LTIP, being (i) 5% of the Shares in issue on the Adoption Date (i.e. 43,580,054 Shares, assuming there is no change in the number of issued Shares between March 14, 2025 and the Adoption Date); or (ii) 5% of the Shares in issue on the New Approval Date (as defined below).

The Scheme Mandate Limit may be renewed subject to prior approval by the Board but in any event, the total number of Shares that may underlie the Awards granted following the date of approval of the renewed limit (the “New Approval Date”) under the limit as renewed must not exceed 5% of the Shares in issue as at the New Approval Date.  Shares underlying the Awards granted pursuant to the 2025 LTIP (including those outstanding, cancelled or vested Awards) prior to the New Approval Date will not be counted for the purpose of determining the maximum aggregate number of Shares that may underlie the Awards granted following the New Approval Date under the limit as renewed. For the avoidance of doubt, Shares issued prior to the New Approval Date pursuant to the vesting of Awards granted pursuant to the 2025 LTIP will be counted for the purpose of determining the number of Shares in issue as at the New Approval Date.

(h)Vesting of Awards

Subject to the terms of the 2025 LTIP and the specific terms applicable to each Award, an Award will vest on the vesting date in respect of all or a proportion of the Shares underlying the Award (the “Vesting Date”). If the vesting of an Award is subject to the satisfaction of performance or other conditions and such conditions are not satisfied, the Award will be cancelled automatically on the date on which such conditions are not satisfied.

(i)Rights Attaching to the Awards and the Shares

A Grantee shall not be entitled to any voting rights, dividends or distributions in respect of any Shares underlying the Awards granted until such Shares have been transferred to the Grantee.

(j)Cancellation of Awards

An unvested Award shall be cancelled automatically with effect from the date on which the Grantee’s employment or service with the Company or any of its subsidiaries is terminated for any reason (other than for events that would entitle the Company and/or any of its subsidiaries to terminate the employment or service of the Grantee with immediate notice without compensation) prior to the Vesting Date of the Award, unless the Board determines at its absolute discretion that such unvested Award shall vest.

An unvested Award will be cancelled automatically if:

(i)the Grantee's employment or service is terminated by the Group for events that would entitle the Company and/or any of its subsidiaries to terminate the employment or service of the Grantee with immediate notice without compensation under the relevant employment or service agreement, or reasons such as theft, fraud, dishonesty, ethical breaches, criminal offenses, material breaches of agreements between the Grantee and the Group, misrepresentation, failure to perform duties, or conduct adverse to the Group's interests;

(ii) the Grantee becomes involved with a competitor of the Group in certain capacities or performs acts benefiting a competitor;

(iii)the Grantee breaches transferability conditions; and

(iv)the performance or other vesting conditions for the underlying Shares are not met.

The Board may at any time cancel any unvested Awards granted to a Grantee. Where the Company cancels unvested Awards and makes a grant of new Awards to the same Grantee, such grant may only be made with available Awards to the extent not yet granted (excluding the cancelled Awards).

(k)Termination

The Board may at any time terminate the 2025 LTIP and in such event, no further Awards may be granted but in all other respects the terms of the 2025 LTIP shall remain in full force and effect in respect of Awards which are granted during the Term and which remain unvested immediately prior to the termination of the 2025 LTIP.

3.DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“2025 LTIP”	the long-term incentive scheme adopted by the Company on April 24, 2025

“Adoption Date”	April 24, 2025, the date on which the 2025 LTIP is adopted by the Company

“Applicable Listing Rules”

the Listing Rules, the Rules and Regulations for the Securities and Exchange Commission, the AIM Rules for Companies, as amended from time to time and/or such other stock exchange or listing rules as may be applicable to the Company from time to time

“Award”	a contingent right to receive either Shares or a cash payment, in either case which is awarded pursuant to the 2025 LTIP

“Board”	the board of Directors

“Company”

HUTCHMED (China) Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (stock code: 13), the AIM market of the London Stock Exchange (stock code: HCM) and in the form of American depositary shares on the NASDAQ Global Select Market (ticker symbol: HCM)

“Directors”	the directors of the Company

“Grantee”	a grantee of an Award pursuant to the 2025 LTIP

“Group”	the Company and its subsidiaries or affiliates or any other companies which the Board determines will be a member of the Group

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (as amended and supplemented from time to time)

“Participant”

the participants of the 2025 LTIP as defined in the 2025 LTIP, comprising the Directors (including executive Directors, non-executive Directors and independent non-executive Directors), the directors of the Company’s subsidiaries and the employees of the Group who the Board considers, in its absolute discretion, have contributed or will contribute to the Group

“Shareholders”	holders of the Shares

“Shares”	ordinary shares with a nominal value of US$0.10 each in the share capital of the Company

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

By Order of the Board

Edith Shih
Non-executive Director and Company Secretary

Hong Kong, March 14, 2025

As at the date of this announcement, the Directors of the Company are:

Chief Scientific Officer)
Chairman and Non-executive Director: Dr Dan ELDAR Executive Directors: Dr Weiguo SU (Chief Executive Officer and Chief Scientific Officer) Mr CHENG Chig Fung, Johnny (Chief Financial Officer)

Non-executive Directors:

Ms Edith SHIH

Ms Ling YANG

Independent Non-executive Directors:

Mr Paul Rutherford CARTER

(Senior Independent Director)

Dr Renu BHATIA

Dr Chaohong HU

Mr Graeme Allan JACK

Professor MOK Shu Kam, Tony

Mr WONG Tak Wai